October 28, 2016

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Office of Natural Resources
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             SM Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K filed February 24, 2016
Form 8-K filed August 2, 2016
File No. 01-31539

Dear Ms. Nguyen:

Set forth below are the responses of SM Energy Company, a Delaware corporation (the “Company,” “we,” “us” or “our”), to further comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2016, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 01-31539) filed with the Commission on February 24, 2016 (the “2015 Form 10-K”), the Form 8-K filed with the Commission on February 24, 2016 and the Form 8-K filed with the Commission on August 2, 2016 (together, the “Form 8-Ks”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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Form 10-K for Fiscal Year Ended December 31, 2015

Reserves, page 8

Proved Undeveloped Reserves, page 10

1.              We note your response to prior comment 1 regarding drilled but uncompleted wells. Revise to provide additional disclosure specifying the planned timing and the capital expenditures included in estimated future development costs necessary to complete drilled but uncompleted wells.

Response:  In future filings on Form 10-K, the Company will provide disclosure specifying the planned timing and the capital expenditures included in estimated future development costs necessary to complete drilled but uncompleted wells.  The Company will also disclose whether or not such wells are located on acreage that is expected to expire within three years.

2.              In your Form 10-K, you state that 2.8 MMBOE of proved undeveloped reserves had been on your books in excess of five years, but were scheduled to be completed in 2016. Tell us whether these uncompleted wells have been completed and quantify any reserves added during 2016 which are associated with drilled but uncompleted wells that are not scheduled to be developed within five years from the date of initial booking.

Response: The 2.8 MMBOE of proved undeveloped reserves on the Company’s books in excess of five years as of December 31, 2015, related to three wells that were drilled in 2015 but were uncompleted as of December 31, 2015.  Each of these three wells were completed and began producing in July 2016.  Through the date of this letter, the Company has not added any reserves in 2016 associated with drilled but uncompleted wells that are not scheduled to be developed within five years from the date of initial booking.

Supplemental Oil & Gas Information, page 137

Standardized Measure of Discounted Future Net Cash Flows, page 139

3.              Your response to prior comment 5 indicates that $314.5 million was expended during 2015 to convert proved undeveloped reserves to proved developed reserves. However, on page 11 of your Form 10-K, you disclose the amount of $415 million for expenditures associated with proved undeveloped reserves booked at the end of 2014. Revise to separately disclose capital expenditures made during the year to convert proved undeveloped reserves. Refer to Item 1203(c) of Regulation S-K.

Response: The $415 million disclosed on page 11 of our 2015 Form 10-K reflects total expenditures the Company incurred to develop proved undeveloped reserves booked at year end 2014, regardless of whether the Company converted these reserve cases to proved developed or those reserve cases remained as proved undeveloped at year end 2015.  In future filings, the Company will continue to provide total expenditures incurred to develop proved undeveloped reserves booked at the end of the prior year, but will revise this disclosure to separately present expenditures that relate specifically to reserve cases that the Company converted to proved developed during the year.

4.              In response to prior comment 6, you state that future income taxes used to calculate the standardized measure of discounted future net cash flows as of December 31, 2015 were $0 as you would not be subject to income tax for the projected life of your reserves at price levels for that period. Please provide us with additional detail supporting this assertion.

Response:  As previously noted, FASB ASC 932-235-50-31 paragraph (c) requires the Company to give effect to tax basis, future tax deductions and available tax credits relating to the Company’s proved oil and gas reserves.  Authoritative tax legislation in effect at December 31, 2015, provided various income tax elections to the Company that can affect the timing of future deductions of its current tax basis, future tax deductions related to development costs, and future tax deductions available in the form of net operating loss carryovers as well as available tax credits.  As presented in the prior response to Comment 6, at December 31, 2015, estimated future cash inflows less future production costs resulted in net undiscounted cash flows before development costs of approximately $5.1 billion.  The Company determined it had estimated tax basis of approximately $2.6 billion, future development costs of approximately $2.0 billion, and, as reported in Note 4 — Income Taxes on page 107 of our 2015 Form 10-K, $796.7 million of federal net operating loss carryforward at December 31, 2015, each of which were available to offset the estimated net undiscounted cash flows before development costs.  As a result, the total estimated tax basis and future tax deductions exceeded the estimated undiscounted cash flow amount of $5.1 billion.  As noted, authoritative tax legislation provides for various elections relating to the timing of future tax deductions for depreciation and other deductible drilling related costs.  The Company believes it has the ability to execute various combinations of strategies relating to available income tax elections that would be used to reduce its tax liability to zero for purposes of the Standardized Measure of Discounted Future Net Cash Flows at December 31, 2015.  The Company also believes it will be possible to convert a portion of the $2.0 billion of future development costs to either capitalized costs remaining to be deducted, or into new federal net operating loss carryovers available at the end of the remaining life of the current proven reserves.

Form 8-K filed February 24, 2016

5.              We have reviewed your response to prior comment 7. For a more balanced presentation that will provide a comprehensive disclosure of changes in your proved reserves, revise your current presentation of the metric “production replacement” to also present a metric that include all changes to your proved reserves during the period.

Response:  In future filings, in addition to the disclosure related to production replacement, the Company will include a metric that takes into account all changes to the Company’s proved reserves during the applicable period.

Form 8-K filed August 2, 2016

6.              As noted in prior comment 10, your presentation of “Adjusted earnings (loss) per diluted common share” does not appear to include a reconciliation on a per share basis to the most directly comparable GAAP measure. Revise your reconciliation to present the per share impact of each individual adjustment. Refer to Item 10(e)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

Response:  In future filings where the Company presents “adjusted earnings (loss) per diluted common share,” the Company will revise its reconciliation to the most directly comparable GAAP measure to present the per share impact of each individual adjustment.

7.              You present the non-GAAP measure “Adjusted EBITDAX” in the introductory section of your press release along with “GAAP Net cash provided by operating activities.” As you have identified “Adjusted EBITDAX” as a non-GAAP performance measure, revise to also present it here with Net Income / Loss. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company recognizes its obligations pursuant to Item 10(e) of Regulation S-K.  In future filings, when Adjusted EBITDAX is used as a performance measure, the Company will present GAAP Net Income / Loss with equal or greater prominence; when Adjusted EBITDAX is used as a liquidity measure, the Company will present GAAP Net cash provided by operating activities with equal or greater prominence; and when Adjusted EBITDAX is used as both a performance measure and a liquidity measure, the Company will present both GAAP Net Income / Loss and Net cash provided by operating activities with equal or greater prominence.

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Please feel free to contact A. Wade Pursell, Chief Financial Officer, who can be reached at  (303) 864-2555 or David W. Copeland, Executive Vice President and General Counsel, who can be reached at (303) 863-4325, if you should have any questions regarding the responses contained herein.

Very truly yours,

SM Energy Company

		By:	/s/ A. Wade Pursell
A. Wade Pursell
Its: Chief Financial Officer

cc:	Wei Lu, Commission Staff Accountant
Ethan Horowitz, Accounting Branch Chief
Parhaum J. Hamidi, Commission Attorney-Adviser
David W. Copeland, SM Energy Company
Lucy Schlauch Stark, Holland & Hart LLP